SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                RULED 13D-2(A) UNDER THE SECURITIES ACT OF 1934

                       PARTNER COMMUNICATIONS COMPANY LTD.
                                (Name of Issuer)

American Depositary Shares, each representing one                    70211M109
  Ordinary Share, par value NIS 0.01 per share
         (Title of class of securities)                           (CUSIP number)

                            SCAILEX CORPORATION LTD.
                            48 Ben Zion Galis Street
                             Segula Industrial Area
                           Petach Tikva 49277, Israel
                            Attention: Yahel Shachar

                            TELEPHONE: 972-3-9057730
       (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 28, 2009
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)

CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: ILAN BEN DOV
     I.R.S. IDENTIFICATION NO.
     OR ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A) [X]
     (B) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     BK, WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             0
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   70,275,105*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               0
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             70,275,105*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     70,275,105*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     45.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

     * Ilan Ben Dov, Ben Dov Holdings Ltd., Suny Electronics Ltd. and Scailex Corporation Ltd. are the beneficial owners of 69,238,680 shares of the Issuer that are held directly by Scailex Corporation Ltd., and Ilan Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of an additional 1,036,425 shares of the Issuer that are held directly by Suny Electronics Ltd. Ilan Ben Dov beneficially owns 58.03% of Suny Electronics Ltd. through Ben Dov Holdings Ltd., a company wholly-owned by Ilan Ben Dov. Ben Dov Holdings Ltd., together with two other companies wholly-owned by Ilan Ben Dov (E. Ben-Dov Investments Ltd. and Harmony (Ben Dov) Ltd.) (together with Ben Dov Holdings, the "Ben Dov Companies"), hold in the aggregate 70.18% of the ordinary shares of Suny Electronics Ltd. However, because 8.59% of the ordinary shares of Suny Electronics Ltd. are held by Suny Telecom
          (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben Dov Companies effectively own 76.75% of the voting rights of Suny Electronics Ltd. Suny Electronics Ltd. owns 82.49% of the outstanding shares of Scailex Corporation Ltd. Accordingly, Ilan Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate 70,275,105 ordinary shares of the Issuer held of record by Scailex Corporation Ltd. and Suny Electronics Ltd.

     ** Based on 154,132,356 Ordinary Shares outstanding of Partner Communications Company Ltd. as reported by Partner Communications Company Ltd. to the Tel Aviv Stock Exchange (the "TASE") as of November 9, 2009.

CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: BEN DOV HOLDINGS LTD.
     I.R.S. IDENTIFICATION NO.
     OR ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A) [X]
     (B) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     BK, WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             0
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   70,275,105*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               0
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             70,275,105*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     70,275,105*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     45.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

     * Ilan Ben Dov, Ben Dov Holdings Ltd., Suny Electronics Ltd. and Scailex Corporation Ltd. are the beneficial owners of 69,238,680 shares of the Issuer that are held directly by Scailex Corporation Ltd., and Ilan Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of an additional 1,036,425 shares of the Issuer that are held directly by Suny Electronics Ltd. Ilan Ben Dov beneficially owns 58.03% of Suny Electronics Ltd. through Ben Dov Holdings Ltd., a company wholly-owned by Ilan Ben Dov. The Ben Dov Companies hold in the aggregate 70.18% of the ordinary shares of Suny Electronics Ltd. However, because 8.59% of the ordinary shares of Suny Electronics Ltd. are held by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben Dov Companies effectively own 76.75% of the voting rights of Suny Electronics Ltd. Suny Electronics Ltd.
          owns 82.49% of the outstanding shares of Scailex Corporation Ltd. Accordingly, Ilan Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate 70,275,105 ordinary shares of the Issuer held of record by Scailex Corporation Ltd. and Suny Electronics Ltd.

     ** Based on 154,132,356 Ordinary Shares outstanding of Partner Communications Company Ltd. as reported by Partner Communications Company Ltd. to the TASE as of November 9, 2009.

CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: SUNY ELECTRONICS LTD.
     I.R.S. IDENTIFICATION NO.
     OR ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A) [X]
     (B) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     BK, WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             0
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   70,275,105*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               0
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             70,275,105*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     70,275,105*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     45.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

     * Ilan Ben Dov, Ben Dov Holdings Ltd., Suny Electronics Ltd. and Scailex Corporation Ltd. are the beneficial owners of 69,238,680 shares of the Issuer that are held directly by Scailex Corporation Ltd., and Ilan Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of an additional 1,036,425 shares of the Issuer that are held directly by Suny Electronics Ltd. Ilan Ben Dov beneficially owns 58.03% of Suny Electronics Ltd. through Ben Dov Holdings Ltd., a company wholly-owned by Ilan Ben Dov. The Ben Dov Companies hold in the aggregate 70.18% of the ordinary shares of Suny Electronics Ltd. However, because 8.59% of the ordinary shares of Suny Electronics Ltd. are held by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben Dov Companies effectively own 76.75% of the voting rights of Suny Electronics Ltd. Suny Electronics Ltd.
          owns 82.49% of the outstanding shares of Scailex Corporation Ltd. Accordingly, Ilan Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate 70,275,105 ordinary shares of the Issuer held of record by Scailex Corporation Ltd. and Suny Electronics Ltd.

     ** Based on 154,132,356 Ordinary Shares outstanding of Partner Communications Company Ltd. as reported by Partner Communications Company Ltd. to the TASE as of November 9, 2009.

CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: SCAILEX CORPORATION LTD.
     I.R.S. IDENTIFICATION NO.
     OR ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A) [X]
     (B) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     BK, WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             0
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   69,238,680*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               0
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             69,238,680*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     69,238,680*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     44.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

     * Ilan Ben Dov, Ben Dov Holdings Ltd., Suny Electronics Ltd. and Scailex Corporation Ltd. are the beneficial owners of 69,238,680 shares of the Issuer that are held directly by Scailex Corporation Ltd., and Ilan Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of an additional 1,036,425 shares of the Issuer that are held directly by Suny Electronics Ltd. Ilan Ben Dov beneficially owns 58.03% of Suny Electronics Ltd. through Ben Dov Holdings Ltd., a company wholly-owned by Ilan Ben Dov. The Ben Dov Companies hold in the aggregate 70.18% of the ordinary shares of Suny Electronics Ltd. However, because 8.59% of the ordinary shares of Suny Electronics Ltd. are held by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben Dov Companies effectively own 76.75% of the voting rights of Suny Electronics Ltd. Suny Electronics Ltd.
          owns 82.49% of the outstanding shares of Scailex Corporation Ltd. Accordingly, Ilan Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate 70,275,105 ordinary shares of the Issuer held of record by Scailex Corporation Ltd. and Suny Electronics Ltd.

     ** Based on 154,132,356 Ordinary Shares outstanding of Partner Communications Company Ltd. as reported by Partner Communications Company Ltd. to the TASE as of November 9, 2009.

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the ordinary shares, nominal value NIS 0.01 per share (the "Ordinary Shares") of Partner Communications Company Ltd., a company organized under the laws of Israel ("Partner"). The address of the principal executive office of Partner is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed jointly by Ilan Ben Dov, Ben Dov Holdings Ltd. ("Ben Dov Holdings"), Suny Electronics Ltd. ("Suny Electronics"), and Scailex Corporation Ltd. ("Scailex") (collectively, the "Reporting Persons.") The agreement among the Reporting Persons relating to the joint filing of this
Schedule 13D is attached as an exhibit hereto.

     Ilan Ben Dov holds 100% of the ordinary shares of Ben Dov Holdings, which holds 58.03% of the ordinary shares of Suny Electronics.(1) Suny Electronics owns 82.49% of the ordinary shares of Scailex.(2)

     Ilan Ben Dov is the sole director of Ben Dov Holdings, which has no executive officers. Suny Electronics has five directors (Ilan Ben Dov, Ram Dviri, Zeev Birenboim, Yehiel Feingold, and Eti Livni) and three executive officers (Shachar Landau, Shachar Rachim, and Moshe Cohen). Scailex has six directors (Ilan Ben Dov, Arie Ovadia, Shalom Singer, Dror Barzilay, Yehiel Feingold, and Yoav Biran) and five executive officers (Yahel Shachar, Shachar Rachim, Shachar Landau, David Piamnete, and Moshe Cohen).

     Each of Ben Dov Holdings, Suny Electronics, and Scailex is organized under the laws of Israel. The business address of Ben Dov Holdings and Suny Electronics is Segula 46, Industrial Zone, Petach Tikva, Israel. The business address of Scailex is 48 Ben Zion Galis Street, Segula Industrial Center, Petach Tikva, Israel.

     Ilan Ben Dov, a citizen of Israel who resides at 14 Mishmar Hagvul, Tel Aviv, is principally employed as the chairman of the board of directors of Scailex, Suny, and Tao Tsuot Ltd. The principal business of Scailex is a holding company, an importer into Israel of cellular phones and accessories, and a marketing franchise operator for a major Israeli cellular provider (although Scailex has terminated its agreement with such cellular provider as of July 1, 2010, unless an earlier date is agreed upon), and the principal business of Suny Electronics is the importation and distribution, through its subsidiaries, of cellular phones. The principal business of Tau Tsuot Ltd. is public and private investing, and its principal business addresses is 48 Ben Zion Galis Street, Petach Tikva. Both Suny Electronics and Scailex are traded on the TASE.

     Set forth on SCHEDULE 1 hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the directors and executive officers of each reporting person.

     During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this report has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such entities or persons during this period been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                                  --------------

(1) The Ben Dov Companies (as defined above) collectively hold 70.18% of the ordinary shares of Suny Electronics. However, because 8.59% of the ordinary shares of Suny Electronics are held by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics, the Ben Dov Companies effectively own 76.75% of the voting rights of Suny Electronics.

(2) Harmony (Ben Dov) Ltd., wholly-owned by Ilan Ben Dov, holds an additional 1.41% of the ordinary shares of Scailex through Tao Tsuot Real Estate Ltd., a company which it wholly owns.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds used in connection with the Advent Acquisition (as defined in Item 6 below) consisted of (1) NIS 1,779,202,667 from public bond offerings by Scailex (the "Bond Offerings"); (2) NIS 102,994,050 from a private allotment by way of expansion of Scailex's Series 1 Bonds, plus accrued interest and after deducting the issue expenses (the "Private Allotment"); (3) $300 million loan from Advent Investment Pte. Ltd. (the "Seller") through the issuance of Company bonds (the "Vendor's Loan"); (4) NIS 1 billion in bank financing from Leumi Bank and Mizrahi Bank (the "Bank Financing Agreements");
(5) NIS 652,651,034 received from the sale of partner shares to Bank Leumi Le-Israel Ltd. ("Leumi Bank"), Migdal Insurance Company Ltd., and Excellence Nessuah Brokerage Services Ltd. (the "Sale of Partner Shares"); and (6) NIS 610,548,170 was paid by Scailex from the working capital of Scailex.

     The source of funds used in connection with the Yashir Acquisition (as defined at the end of this Item 3, below) consisted of an exchange of 1,104,386 Scailex shares that were already in Suny Electronics' possession.

     The below summaries of the various financing agreements referenced below are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and are incorporated herein by reference.

THE BOND OFFERINGS

     The Bond Offerings include nonconvertible bonds (Series A, Series B and Series C, each issued on September 7, 2009, and Series D issued October 14,
2009), which are secured by Partner shares held by Scailex (the "Series A - D Bonds"), and the offering of Series 1 Bonds (issued September 7, 2009), which are not secured and which are convertible into shares of Scailex. The Series A and Series C bonds require semi-annual payments of principal and interest until 2014 and 2013, respectively. The Series B bonds require semi-annual payments of principal and quarterly payments of interest until 2013. The Series D bonds require annual payments of principal and semi-annual payments of interest until 2015. And the Series 1 bonds require semi-annual payments of interest until 2024, and will make a single payment of principal on December 31, 2024.

     As collateral for Scailex's undertakings towards the holders of the Series A - D Bonds, Scailex pledged 22,934,238 ordinary shares of Partner to the bondholders, as well as all rights attached to these shares including the right to a dividend in cash or in kind and any other distribution, as well as rights to be issued by Partner in respect of and/or in relation to the aforesaid shares, bonus shares, a preemptive right or rights to receive other securities in respect thereof of any class whatsoever (the "Pledged Shares"). The Pledged Shares are registered in Partner's registry of shareholders under the name of the Company as shares of the "Founding Shareholders who are Israeli Entities or Their Approved Substitutes," as defined in Section 21.8 of the License to Partner for the Provision of Mobile Radio Telephone Services under the Cellular Method ("MRT"), dated July 28 2009 ("Control Core Shares of Partner"). This license permits Partner to operate an MRT network in Israel.

     If and until the trustee for the Series A - D Bonds or the bond holders of such bonds acquire the right to call for the immediate repayment of the bonds pursuant to conditions prescribed in the trust deeds, Scailex will benefit from all of the rights, monies, and assets due in respect of and/or in relation to the Pledged Shares, including, with respect to such shares, the right to receive all dividends and other distributions, the right to participate and vote at all general and extraordinary general meetings of shareholders, and the right to utilize any rights that Partner shall provide with respect to such shares. Any shares that will be acquired as a result of the exercise of those rights shall be owned solely by Scailex, and any consideration received as a result of a sale of such rights will belong to Scailex. Accordingly, Scailex issued irrevocable instructions for the transfer of all dividends and other distributions with regard to the Pledged Shares to Scailex's financing banks, Leumi Bank and Mizrahi Tefahot Bank Ltd. ("Mizrahi Bank" and together with Leumi Bank, the "Banks"), divided 60% to Leumi Bank and 40% to Mizrahi Bank. Such irrevocable instructions will automatically expire upon receipt of notice by the trustee for the Series A - D Bonds, at such trustee's sole discretion, that such dividends and other distributions shall be transferred instead to bank accounts opened under Scailex's name and pledged under a fixed, first-ranking pledge in favor of the trustee.

THE PRIVATE ALLOTMENT

     The Private Allotment was executed on October 25, 2009 by way of an expansion of the Series 1 Bonds to Leumi Partners Ltd., a wholly-owned subsidiary of Leumi Bank. The Series 1 Bonds will make semi-annual payments of interest until 2024, and will make a single payment of principal on December 31, 2024.

THE VENDOR'S LOAN

     On August 12, 2009, the Seller agreed to loan $300 million to Scailex upon the closing of the Advent Acquisition, which took place on October 28, 2009. On that date, the Seller loaned $300 million to Scailex, secured by a first-ranking lien on 17,142,858 ordinary shares of Partner (the "Financing Agreements"). The Vendor's Loan was provided to Scailex by way of an offset to the total amount of consideration for the Advent Acquisition paid by Scailex to the Seller.

     Pursuant to the Financing Agreements, the principal will be repaid at its dollar value in a single payment at the end of 4.5 years on April 27, 2014, and will bear interest at the rate of 2.0278% per year, which will be paid in biannual payments, the first payment being on April 28, 2010 and the last payment being on April 27, 2014. The Vendor's Loan was executed by way of an issue of negotiable bonds of Scailex to the Seller. Pursuant to the Financing Agreements, Scailex agreed to register the negotiable bonds for continuous institutional trading on the TASE, and they shall trade solely to institutional investors as defined in Israeli law.

     The pledge of 17,142,858 ordinary shares of Partner includes all dividends and other distributions, as well as shares that will become due and/or be issued in respect of or in lieu of the pledged shares, and all other rights and profits pertaining to the pledged shares, all under a fixed, first-ranking lien and by assignment by way of pledge. The share certificates for such pledged shares were deposited with the trustee of the negotiable bonds and it was further agreed that if, and to the extent that approval for it will be received in the future from the Ministry of Communications, then the pledged shares shall be transferred under the name of a collateral trustee for the holders of the negotiable bonds.

     The Company issued irrevocable instructions for the transfer of all dividends and other distributions with regard to the pledged shares to the financing banks, divided 60% to Leumi Bank and 40% to Mizrahi Bank. It was agreed that the irrevocable instructions will be cancelled upon receipt of notice from the trustee of the negotiable notes to Scailex, in which case the all such dividends and distributions shall be transferred to a bank account under Scailex's name and pledged under a fixed and floating first-ranking lien in favor of said trustee for the holders of the negotiable bonds.

BANK FINANCING AGREEMENTS

     On October 28, 2009, Scailex signed bank financing agreements with Leumi Bank and Mizrahi Bank under which Leumi Bank agreed to provide NIS 480 million in credit to Scailex and Bank Mizrahi agreed to provide NIS 320 million in credit to Scailex. Such funds were provided by way of a shekel loan for a term of one to three months, at Scailex's discretion, which bears interest on a prime basis. Pursuant to the Bank Financing Agreements, at the end of the term of these loans and at the end of every subsequent loan term, Scailex will be allowed to obtain unlinked shekel loans from any bank from time to time for a term of one to three months, bearing interest on a prime basis. Each loan will be used to repay the balance of the principal of the preceding loan, after deducting sums repaid on that date. The last loan that will be provided as stated will be for the term ending on March 31, 2011, and on this date the entire outstanding balance of the credit principal will be repaid.

     Both the NIS 480 million Leumi Bank loan and the NIS 320 million Bank Mizrahi loan will bear interest at an annual rate equivalent to prime interest plus a margin at the rate of 1.8%, or plus another annual rate, as specified in the Bank Financing Agreements. The interest shall be paid on every expiration date of the term of the relevant loan (one to three months), and on the last payment date on account of the credit principal, and this, in respect of the balance of the outstanding credit principal on each interest payment date, for the term of the relevant loan. Within the scope of Scailex's agreement with Mizrahi Bank, Scailex was granted additional credit by Mizrahi Bank for financing current activities in the amount of NIS 200 million under terms specified in the financing agreement with Bank Mizrahi (which will bear interest at an annual rate equivalent to prime interest plus a margin at the rate of 1.0%, or plus another annual rate, as specified in the Bank Financing Agreements). In addition, within the scope of this agreement, an additional facility/credit line of NIS 200 million was provided to the Company for financing activity in foreign trade and derivatives.

     Pursuant to each of the Financing Agreements, Partner shares were pledged in favor of the Banks. Scailex also undertook to pledge additional shares of Partner in favor of the Banks under certain circumstances, including upon the decline in the market value of Partner shares. An aggregate of 7,161,507 shares were pledged in favor of Leumi Bank under a fixed, first-ranking lien and in favor of Bank Mizrahi under a second-ranking lien. An aggregate of 4,774,338 shares were pledged in favor of Mizrahi Bank under a fixed, first-ranking lien and in favor of Leumi Bank under a second-ranking lien. It was agreed that if and the extent approval is issued by the Ministry of Communications in the future then the pledged shares in favor of the Banks will be transferred under the name of a collateral trustee for the Banks and Scailex. The second-ranking liens shall not be exercisable except when the holder of the first-ranking line on those same shares exercises them.

     In addition, Scailex also pledged in favor of the Banks under separate fixed, first-ranking liens and under separate first-ranking assignments by way of pledge the rights to receive dividends and payments with regard to 6,608,417 ordinary shares of Partner, which were not included within the scope of the Control Core Shares of Partner (as defined in Item 3 above). The 6,608,417 shares will be free, from time to time, from liens in favor of any party. 60% of these freely-traded shares were deposited in a bank account under Scailex's name and pledged in a primary, fixed, first-ranking lien in favor of Leumi Bank, and 40% of these freely-traded shares were deposited in a securities deposit in a bank account under Scailex's name and pledged in a primary, fixed, first-ranking lien in favor of Mizrahi Bank.

     An additional 10,617,322 ordinary shares of Partner were deposited in securities deposits in bank accounts under Scailex's name at Leumi Bank and Mizrahi Bank (60% at Leumi Bank and 40% at Mizrahi Bank). These shares are not pledged, and they are registered in Partner's registry of shareholders under the name of the Company as part of the Control Core Shares of Partner.

     The Bank Financing Agreements include customary provisions as causes for immediate repayment, including but not limited to a change in control, a merger, split and/or a sale or acquisition of a material asset, liquidation proceedings, or a default on payment pursuant to the credit agreement, a breach of the borrower's undertakings, a material change in the businesses of Scailex and/or Partner, material events that are liable to have an adverse impact o the position of Scailex and/or Partner.

     The Bank Financing Agreements also include financial criteria that Scailex is obligated to meet, including:

     (1) Partner's net financial debt to EBITDA ratio must not exceed 3;

     (2) The ratio between (a) Partner's total net financial debt, plus the quotient obtained from dividing the borrower's total net financial debt by the borrower's holding ratio of Partner on the calculation date and (b) Partner's EBITDA, shall not exceed (1) six - until the end of the first quarter of 2011; (2) five - as of the end of the first quarter of 2011; and

     (3) The ratio between (a) the product of the borrower's holding ratio of Partner on the calculation date multiplied by Partner's net profit, and (b) the total maturities (principal, interest, and linkage differentials in respect thereof, less the borrower's cash balances and less the sum of NIS 630 million) in respect of the net financial debt of the borrower during the four quarters subsequent to the calculation date (including the quarter during which the calculation was performed) shall not fall below (1) 1.15 - during 2010 and the first quarter of 2011; (2) 1.3 - as of the second quarter of 2011.

SALE OF PARTNER SHARES

     Simultaneous with the Advent Acquisition, Scailex received a total of NIS 652,651,034 through the sale of certain Partner shares to third parties as follows: (1) NIS 514,887,507 in consideration for the sale of 7,677,037 ordinary shares of Partner (reflecting a price of about NIS 67.069 per share) to Leumi Bank. The shares were transferred to Leumi Partners Ltd., a wholly-owned subsidiary of Leumi Bank.; (2) NIS 70,045,490 in consideration for the sale of 1,044,387 ordinary shares of Partner (reflecting a price of about NIS 67.069 per share) to Migdal Insurance Company Ltd.; and (3) NIS 67,718,000 in consideration for the sale of 980,000 ordinary shares of Partner (reflecting a price of about NIS 69.1 per share) to Excellence Nessuah Brokerage Services Ltd.

SOURCE OF FUNDS IN CONNECTION WITH THE YASHIR ACQUISITION AND WITH THE EUROCOM ACQUISITION

     Suny Electronics acquired 1,036,425 additional Partner shares from Yashir Pension Fund Management Ltd. through an exchange of 1,104,386 Scailex shares that were already in Suny Electronics' possession (the "Yashir Acquisition").

     Similarly, Suny Electronics agreed to acquire an additional 1,136,700 Partner shares from Eurocom Communications Ltd. ("Eurocom") through an exchange of 1,241,561 Scailex shares that were already in Suny Electronics' possession (the Eurocom Acquisition"). The Eurocom Acquisition has not yet received the approval of the Ministry of Telecommunications, and has therefore not yet closed.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to the Advent Agreement (defined in Item 6 below) dated August 12, 2009 between Scailex and the Seller, Scailex purchased 78,940,104 ordinary shares of Partner from the Seller for a total price of NIS 5,294,395,921 in an acquisition that closed on October 28, 2009. In addition, simultaneous with the Advent Acquisition, Scailex sold a total of 9,701,424 of its ordinary shares of Partner to third parties as follows: (1) 7,677,037 ordinary shares of Partner to Leumi Bank; (2) 1,044,387 ordinary shares of Partner to Migdal Insurance Company Ltd.; and (3) 980,000 ordinary shares of Partner to Excellence Nessuah Brokerage Services Ltd. Finally, on October 29, 2009, pursuant to an agreement entered into on September 30, 2009 and modified on October 8, 2009, Suny Electronics, which owns 82.49% of Scailex and is itself, through Ben Dov Holdings Ltd., controlled by Ilan Ben Dov, purchased an additional 1,036,425 ordinary shares of Partner from Yashir Pension Fund Management Ltd., which received 1,104,386 shares of Scailex in return. As a result, Ben Dov Holdings Ltd. and Ilan Ben Dov beneficially own an aggregate of 70,275,105 ordinary shares of Partner, which represents approximately 45.6% of Partner's outstanding ordinary shares.

     The Eurocom Acquisition of additional ordinary shares of Partner by Suny Electronics is still pending. In addition, Suny Electronics granted to Eurocom a put option enabling Eurocom to require Suny Electronics to purchase Eurocom's Scailex shares at a price of NIS 75.88 a share, and Eurocom granted to Suny Electronics a call option enabling Suny Electronics to purchase the same Scailex shares for the same price. The closing of the Eurocom Acquisition is conditioned upon receiving the approval of the Ministry of Telecommunications, which has not yet occurred, and the Eurocom Acquisition has therefore not yet closed.

     As part of the Advent Agreement, the six directors of Partner's board of directors who were appointed on behalf of Advent resigned on the closing date, and the following four new board of directors were appointed: Ilan Ben Dov (Chairman and controlling shareholder of Scailex), Jacob Gelbard (Chairman of Tefron Ltd.), Yahel Shachar (CEO of Scailex), and Yaron Bloch (Deputy CEO of Leimi Partners Ltd.)

     As part of the Leumi Agreement (defined in Item 6), pursuant to which Scailex sold 7,677,037 ordinary shares of Partner to Leumi Bank, Scailex agreed that so long as the Leumi Bank holds at least 4,230,832 shares out of the shares that it acquired, Scailex will execute its voting power in Partner to appoint to Partner's Board of Directors a director recommended by Leumi Bank.

     In addition, a registration rights agreement (described in Item 6) was entered into on October 28, 2009 between Scailex and Partner granting Scailex certain registration rights for a five-year period from the closing of the Advent Agreement.

     In addition, as part of the Leumi Agreement, subject to the obligations of Scailex as a controlling shareholder under applicable law, Scailex agreed to convene an audit committee, a meeting of Partner's board of directors, and its shareholders to address the granting to Leumi Bank, for a period of five years from closing, the same registration rights as those granted under the Registration Rights Agreement dated as of October 26, 1999 between Partner, Advent, and other shareholders, and Scailex agreed to use its voting power at Partner's shareholders' meeting to approve this resolution. As part of the Migdal Agreement (defined in Item 6), pursuant to which Scailex sold Migdal 1,044,387 ordinary shares of Partner, Migdal was granted registration rights on the same terms as those granted to Leumi Bank under the Leumi Agreement.

     The Reporting Persons intend to review the performance of their investment in Partner from time to time. Depending on various factors, including the business, prospects and financial position of Partner, the current and anticipated future price levels of the ordinary shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in Partner as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may purchase additional ordinary shares of Partner or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)

     As of the date hereof, Scailex is deemed to be the direct beneficial owner of 69,238,680 ordinary shares of Partner, which represents approximately 44.9% of the total number of ordinary shares outstanding. Scailex has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the ordinary shares held by Scailex.

     As the owner of 82.49% of the outstanding ordinary shares of Scailex, Suny Electronics may be deemed to be the indirect beneficial owner of the 69,238,680 ordinary shares of Partner beneficially owned by Scailex, and in addition is deemed to be the direct beneficial owner of 1,036,425 ordinary shares of Partner, bringing its total beneficial ownership to 70,275,105 ordinary shares, which represents approximately 45.6% of the total number of ordinary shares of Partner. Suny Electronics has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by the Scailex or Suny Electronics.

     As the owner of 58.03% of the outstanding ordinary shares of Suny Electronics, Ben Dov Holdings may be deemed to be the indirect beneficial owner of the 70,275,105 ordinary shares of Partner beneficially owned by Suny Electronics, which represents approximately 45.6% of the total number of ordinary shares of Partner. Ben Dov Holdings has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by the Scailex or Suny Electronics.

     As the controlling shareholder and sole director of Ben Dov Holdings, Ilan Ben Dov may be deemed to be the indirect beneficial owner of the 70,275,105 ordinary shares of Partner beneficially owned by Suny Electronics, which represents approximately 45.6% of the total number of ordinary shares of Partner. Ben Dov Holdings has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by the Scailex or Suny Electronics.

     In addition to the above, David Piamnete owns 935 shares of Partner, as described in Item 5(c), which represents approximately 0.0% of the total number of ordinary shares of Partner.

     The Reporting Parties have acted in concert in connection with the transaction described herein. Consequently, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.

     (c)

     Except for David Piamnete, Scailex's Cellular Operators Field Manager, and except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares. David Piamnete owns 935 shares of Partner, which he purchased on October 14, 2009 for NIS 75.149 a share in a normal broker transaction.

     (d)

     No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

     Percentages set forth in this Schedule 13D were calculated based on 154,132,356 Ordinary Shares outstanding of Partner Communications Company Ltd. as reported by Partner Communications Company Ltd. to the TASE as of November 9, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The various agreements summarized below are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and are incorporated herein by reference.

ACQUISITION AGREEMENT

     Pursuant to an agreement dated August 12, 2009 and amended September 9, 2009 between Scailex and the Seller, a wholly-owned subsidiary of Hutchinson Telecommunications International Limited, Scailex purchased 78,940,104 ordinary shares of Partner from the Seller for a total acquisition price of NIS 5,294,395,921 in an acquisition that closed on October 28, 2009 (the "Advent Agreement" or "Advent Acquisition"). This amount reflected a per share price of NIS 67.025 ($17.50 per share based on the agreed-upon exchange rate of 3.83 NIS for every one U.S. dollar), less the sum of the Vendor's Loan, which was paid by way of an offset (as described in Item 4); less the sum of a $25 million deposit that Scailex had deposited in Advent's account upon the signing of the Advent Agreement, according to the exchange rate of 3.707 NIS for every one U.S. dollar, plus interest at LIBOR from the signing date of the Advent Agreement.

     As part of the Advent Agreement, it was agreed that six out of the 11 directors on Partner's board of directors would resign on the closing date, and the Seller covenanted to exert reasonable commercial efforts so that up to six directors identified by Scailex, and who meet the requirements of the Israel Companies Act, would be appointed to Partner's board immediately after closing.

     Also on the closing date, Scailex agreed to subrogate to the Seller in relation to a Relationship Agreement signed October 10, 1999 and amended a number of times, which regulates the relations of some of Partner's shareholders in order to comply with the Israeli mobile radio telephone license requirements ("MRT"). These requirements for this license, which permits Partner to operate an MRT network in Israel until February 1, 2022, involve the identify of the controlling shareholder, share transfers, the existence of a core of Israeli shareholders and a director on their behalf. One of the suspending conditions required to be fulfilled prior to closing was the receipt of certain regulatory approvals for the Advent Acquisition from the Israel Ministry of Communications and from the Israel Antitrust Commissioner (both of which were received, with conditions).

     In addition, the Seller covenanted to exert reasonable commercial efforts during the interim period between the signing of the Advent Agreement and the closing to cause the convening of Partner's audit committee, a meeting of its board of directors, and a general assembly of shareholders to discuss a resolution to grant registration rights to the shares being acquired by Scailex for a period of five years after the Closing Date on terms similar to those of a registration rights agreement dated October 26, 1999 between Partner and the Seller ("the Registration Agreement"). Pursuant to the Registration Agreement, the Seller has rights, under certain conditions, to demand that Partner submit a registration statement in respect of its shares (but not less than that quantity of shares constituting 2.65% of Partner's share capital), and has a "piggyback registration" right in instances whereby Partner itself seeks to register its shares for trading, under conditions described in the Registration Agreement. Following conditional approval of Partner's Audit Committee and Board of Directors, Partner shareholders at an extraordinary general meeting on October 22, 2009 conditionally approved a registration rights agreement (to be entered into at the closing of the Advent Acquisition) by and between Partner and Scailex. The terms and conditions of the proposed registration rights agreement would be substantially similar to the rights granted under the Registration Rights Agreement dated as of October 26, 1999 between Partner, Advent, and other shareholders, except that such proposed registration rights agreement would be valid for a period of five years from the closing of the Advent Agreement (and not in perpetuity, as the Registration Rights Agreement dated October 26, 1999 between Partner, Advent, and other shareholders). Such registration rights agreement was entered into on October 28, 2009 (described below in this Item 6).

REGISTRATION RIGHTS AGREEMENT

     On October 28, 2009 (the "Effective Date"), Scailex and Partner entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which Scailex has the right, commencing 12 months after the Effective Date, to require Partner to file a Registration Statement under the Securities Act in respect of all or some of the Ordinary Shares held by Scailex from time to time (but not less than a number of Registrable Shares that represents at least 2.65% of the then outstanding Ordinary Shares of Partner). As promptly as practicable, but not later than 45 days after Partner receives a written request from Scailex demanding that Partner register the number of Registrable Shares specified in such request (a "Demand Registration"), Partner must file a registration statement with the Securities and Exchange Commission and thereafter use its best efforts to cause the registration statement to promptly be declared effective. Partner shall not be required to file a registration statement if the filing of such registration statement, or the transaction contemplated by such filing would in the good faith judgment of the board of directors of Partner be contrary to applicable rules or law or result in a breach of Partner's license or financing or other debt documents (including, any ancillary documents related thereto). If Partner proposes to register any securities for its own account (other than on Forms F-4, S-4 or S-8) or for the account of any holders of Ordinary Shares, Scailex may also request that Ordinary Shares held by it be included in such registration.

     In the case of a registration proposed by Partner for its own account, Partner shall bear all expenses, excluding underwriting discounts and commissions and any stamp or transfer tax or duty. In the case of a Demand Registration, all expenses shall be paid by Partner, excluding the underwriting commissions and discounts and any stamp or transfer tax or duty and the fees and disbursements of counsel for Scailex applicable to securities offered for Scailex's account in connection with such registration.

     The Registration Rights Agreement terminates five years from the Effective Date.

SALE OF PARTNER SHARES

     Simultaneous with the Advent Acquisition, Scailex received a total of NIS 652,651,034 through the sale of certain Partner shares to third parties as follows: (1) NIS 514,887,507 in consideration for the sale of 7,677,037 ordinary shares of Partner (reflecting a price of about NIS 67.069 per share) to Leumi Bank. The shares were transferred to Leumi Partners Ltd., a wholly-owned subsidiary of Leumi Bank.; (2) NIS 70,045,490 in consideration for the sale of 1,044,387 ordinary shares of Partner (reflecting a price of about NIS 67.069 per share) to Migdal Insurance Company Ltd.; and (3) NIS 67,718,000 in consideration for the sale of 980,000 ordinary shares of Partner (reflecting a price of about NIS 69.1 per share) to Excellence Nessuah Brokerage Services Ltd.

     SHARE PURCHASE AGREEMENT (THE "LEUMI AGREEMENT") WITH LEUMI BANK, DATED AUGUST 21, 2009

     Pursuant to the Leumi Agreement, the Leumi Bank (or a company under its control) agreed to acquire 7,677,037 ordinary shares of Partner, representing 4.99% of the outstanding shares of Partner (not including treasury shares), which constitute a portion of the Partner shares that were subject to the Agreement between Scailex and the Seller, dated August 12, 2009 ("Advent Agreement") As consideration for the shares, Leumi Bank agreed to pay Scailex the aggregate sum of NIS 514,553,405 (NIS 67.025 per share) plus interest at LIBOR from the date of the Advent Agreement until the closing of the transactions contemplated by the Advent Agreement, which is the same price per share as provided in the Advent Agreement. In addition, Scailex agreed to pay Leumi Bank a pro rata share of every dividend or distribution payable to Scailex under the Advent Agreement, as well as any compensation, indemnification or other benefit payable by Advent under the Advent Agreement, including due to misrepresentation or failure to comply with any of its obligations under the Advent Agreement. Pro rata is determined based the ratio of the number of shares acquired by Leumi Bank and the number of shares subject to the Advent Agreement.

     The Leumi Agreement includes the following minority rights (which will remain with Leumi Bank even if Scailex sells its control in Partner):

     o Leumi Bank has tag along rights in the event Scailex sells its control in Partner.

     o In addition, so long as Leumi Bank holds at least 4,230,832 shares out of the shares that it acquired, Scailex agreed to execute its voting power in Partner to appoint to Partner's Board of Directors a director recommended by Leumi Bank.

     o In addition, so long as Leumi Bank holds the abovementioned number of shares, Leumi Bank will have a right to right to veto any of the following decisions from reaching the Partner's board of directors or shareholders for discussion, without Leumi Bank's prior written consent (subject to all applicable law):

          - liquidation, subdivision or reorganization of Partner.

          - merger not under market conditions.

          - substantial change in Partner's business.

          - actions that can cause delisting of Partner's shares from TASE or NASDAQ.

          - private issuance of shares and/or options and/or convertible securities of Scailex in an aggregate amount exceeding 1% of Partner's outstanding share capital (excluding allocation of employee options that will be subject to consultation with the Bank).

          - appointment of an accounting firm which is not one of the largest five accounting firms.

     o In addition, Scailex committed to control over Partner in a manner that: each transaction with a related party will be brought to Partner's board of directors; resolutions with respect to related party transactions shall be approved only if a majority of Partner's board members who were not appointed upon recommendation of Scailex approved the transaction; and related party transactions will not be executed if not under market conditions. If and when such a transaction is brought to Partner's shareholders for approval, each party will vote in accordance with its sole discretion.

     Scailex also agreed, for a period of six months commencing on the date of the Leumi Agreement was signed and until six months following the closing of the sale to Leumi Bank, not to sell or transfer any of its Partner's shares to any third party buyer upon terms that are superior to the buyer that those set forth in the Leumi Agreement, except for shares sold in the context of a public offering of Partner's shares.

     Subject to the closing of the sale under the Leumi Agreement, Scailex granted Leumi Bank an option to purchase convertible bonds convertible into Scailex shares on the same terms as set forth in the first public offering of Scailex under a shelf prospectus approved for publication by the Israeli Securities Authority on August 21, 2009. The option is to purchase convertible bonds with an aggregate purchase price equal to up to 20% of the consideration paid by Leumi Bank under the Leumi Agreement and in accordance and subject to all applicable laws. Leumi Bank exercised this option.

     Subject to the obligations of Scailex as a controlling shareholder under applicable law, Scailex agreed to convene an audit committee, a meeting of Partner's board of directors, and its shareholders to address the granting to Leumi Bank, for a period of five years from closing, the same registration rights as those granted under the Registration Rights Agreement dated as of October 26, 1999 between Partner, Advent, and other shareholders, and Scailex agreed to use its voting power at Partner's shareholders' meeting to approve this resolution.

     The Leumi Agreement was subject to the completion of the Advent Agreement and the approval of the Ministry of Communications and Israel's Antitrust Authority, each of which was obtained. Upon closing, Scailex paid Leumi Partners Ltd. (a wholly owned subsidiary of the Bank) an initiation fee of US$ 3,000,000 for Leumi Partners Ltd.'s role as an investment bank with respect to the purchase of Partner shares (including with respect to other potential investors).

     SHARE PURCHASE AGREEMENT (THE "MIGDAL AGREEMENT") WITH MIGDAL INSURANCE COMPANY LTD. ("MIGDAL"), DATED OCTOBER 4, 2009

     Pursuant to the Migdal Agreement, Migdal agreed to acquire 1,044,387 ordinary shares of Partner, representing 0.68% of the outstanding shares of Partner (not including treasury shares), which constitute a portion of the Partner shares that were subject to the Advent Agreement. As consideration for the shares, Migdal agreed to pay Scailex the aggregate sum of NIS 70,000,039 (NIS 67.025 per share) plus interest at LIBOR from the date of the Advent Agreement until the closing of the transactions contemplated by the Advent Agreement, which is the same price per share as provided in the Advent Agreement. In addition, Scailex agreed to pay Migdal a pro rata share of every dividend or distribution payable to Scailex under the Advent Agreement.

     Subject to closing, Scailex granted to Migdal an option to purchase convertible bonds (Series 1) of Scailex which were issued under the shelf prospectus, dated August 21 2009, and the shelf offering report published on September 6, 2009. This would be accomplished by expanding Series 1 of the bonds under the following conditions:

     o Migdal can purchase bonds with cash in an amount equal to up to 20% of the consideration which paid by Migdal under the Migdal Agreement.

     o The option can be exercised only if a written notice is submitted until October 8th, 2009, although the issuance of the option bonds would not be executed until and subject to closing. The Board of Directors of Scailex extended this period until October 15, 2009, but Migdal did not provide notice to exercise this option.

     o All other terms and conditions according to which Migdal would purchase the bonds will be identical to the terms and conditions specified in the abovementioned prospectus and shelf offering report, and subject to all applicable laws.

     Migdal was granted registration rights on the same terms as those granted to the Bank under the Bank Leumi Agreement.

     The Agreement was subject to the completion of the Advent Agreement.

     SHARE PURCHASE AGREEMENT (THE "EXCELLENCE AGREEMENT") WITH EXCELLENCE NESSUAH STOCK EXCHANGE SERVICES LTD. ("EXCELLENCE"), DATED OCTOBER 13, 2009

     Pursuant to the Excellence Agreement, Excellence agreed to acquire 980,000 ordinary shares of Partner, representing 0.64% of the outstanding shares of Partner (not including treasury shares), which constitute a portion of the Partner shares that were subject to the Advent Agreement. As consideration for the shares, Excellence agreed to pay Scailex the aggregate sum of NIS 67,718,000 (NIS 69.10 per share). In addition, Scailex agreed to pay Excellence a pro rata share of every dividend or distribution payable to Scailex under the Advent Agreement.

     The Excellence Agreement is subject to the completion of the Advent Agreement and to its approval by the Ministry of Communications and Israel's Antitrust Authority. If, despite the parties' efforts, not all of these conditions are satisfied until October 31, 2009, the Excellence Agreement was to expire (Excellence had certain rights to extend this date).

YASHIR ACQUISITION

     In an agreement dated September 30, 2009, as amended on October 8, 2009, Suny Electronics entered into an agreement to acquired 1,036,425 ordinary shares of Partner from Yashir Pension Fund Management Ltd. through an exchange of 1,104,386 ordinary shares of Scailex. This transaction was completed on October 29, 2009.

EUROCOM ACQUISITION

     In a separate agreement dated October 25, 2009, Suny Electronics entered into an agreement to acquired 1,136,700 ordinary shares of Partner from Eurocom Communications Ltd. ("Eurocom") through an exchange of 1,241,561 ordinary shares of Scailex (the "Eurocom Acquisition"). In addition, Suny Electronics gave Eurocom a put option enabling Eurocom to require Suny Electronics to purchase its Scailex shares at a price of NIS 75.88 a share, and Eurocom gave Suny Electronics a call option enabling Suny Electronics to purchase the same Scailex shares for the same price.

     The closing of the Eurocom Acquisition is conditioned upon receiving the approval of the Ministry of Telecommunications, which has not yet occurred. Therefore the Eurocom Acquisition has not yet closed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

1 Joint Filing Agreement, dated as of November 9, 2009, by and among the Reporting Persons.

2 Share Purchase Agreement between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. dated August 12, 2009.

3 Letter of amendment between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. dated September 9, 2009.

4. Financing agreement between Bank Leumi Le-Israel Ltd. and Scailex Corporation Ltd. dated October 28, 2009 (unofficial English translation from Hebrew).

5. Financing agreement between Bank Mizrahi Tefahot Ltd. and Scailex Corporation Ltd. dated October 28, 2009 (unofficial English translation from Hebrew).

6. Placement Agreement between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. dated October 28, 2009.

7. Indenture between Clal Finance Trusts 2007 Ltd. and Scailex Corporation Ltd. dated August 18, 2009 (unofficial English translation from Hebrew).

8. Amendment and Addendum to the Trust Deed of August 18, 2009 between Clal Finance Trust 2007 Ltd. and Scailex Corporation Ltd. dated October 28, 2009 (Series A) (unofficial English translation from Hebrew).

9. Amendment and Addendum to the Trust Deed of August 18, 2009 between Clal Finance Trust 2007 Ltd. and Scailex Corporation Ltd. dated October 28, 2009 (Series B) (unofficial English translation from Hebrew).

10. Amendment and Addendum to the Trust Deed of August 18, 2009 between Clal Finance Trust 2007 Ltd. and Scailex Corporation Ltd. dated October 28, 2009 (Series C) (unofficial English translation from Hebrew).

11. Amendment and Addendum No. 1 to the Second Trust Deed of October 14, 2009 between Clal Finance and Trust 2007 Ltd. and Scailex Corporation Ltd. dated October 28, 2009 (Series D) (unofficial English translation from Hebrew).

12. Trust Deed between Ziv Haft Trust Company Ltd. and Scailex Corporation Ltd. dated September 6, 2009 (Series 1) (unofficial English translation from Hebrew).

13. Amendment 2 to the Trust Deed of August 18, 2009 between Ziv Haft Trust Company Ltd. and Scailex Corporation Ltd. dated October 13, 2009 (Series 1) (unofficial English translation from Hebrew).

14. Trust Deed between Clal Finance and Trust 2007 Ltd. and Scailex Corporation Ltd. dated October 14, 2009 (Series D) (unofficial English translation from Hebrew).

15. Agreement between Migdal Insurance Company Ltd. - for nostro and Scailex Corporation Ltd. dated October 4, 2009 (unofficial English translation from Hebrew).

16. Agreement between Excellence Nessuah Brokerage Services Ltd. and Scailex Corporation Ltd. dated October 13, 2009 (unofficial English translation from Hebrew).

17. Agreement between Bank Leumi Le-Israel Ltd. and Scailex Corporation Ltd. dated August 21, 2009 (unofficial English translation from Hebrew).

18. Share Sale Contract between Eurocom Communications Ltd. and Suny Electronics Ltd. dated October 24, 2009 (unofficial English translation from Hebrew).

19. Share Sale Contract between Yashir Provident Fund Management Ltd. and Suny Electronics Ltd. dated September 30, 2009 (unofficial English translation from Hebrew).

20. Amendment to Share Sale Contract between Yashir Provident Fund Management Ltd. and Suny Electronics Ltd. dated October 6, 2009 (unofficial English translation from Hebrew).

21. Registration Rights Agreement between Partner Communications Company Ltd. and Scailex Corporation Ltd. dated October 28, 2009.

22. Trust Deed Relating to US$300,000,000 Fixed Rate Secured Bullet Notes Due April 27, 2014 between Hermetic Trust (1975) Ltd. and Scailex Corporation Ltd. dated October 28, 2009.

23.  Terms and Conditions of the Notes.

24. Escrow Agreement between Chadfield Limited, Scailex Corporation Ltd., and Hermetic Trust (1975) Ltd. (unexecuted until receipt of approval by the Ministry of Communication).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: November 9, 2009

                                               SCAILEX CORPORATION LTD.

                                               By: /s/ Yahel Shachar
                                               ---------------------------------
                                               Name: Yahel Shachar
                                               Title: CEO

                                               SCAILEX CORPORATION LTD.

                                               By: /s/ Shachar Rachim
                                               ---------------------------------
                                               Name: Shachar Rachim
                                               Title: CFO

                                               SUNY ELECTRONICS LTD.

                                               By: /s/ Ilan Ben Dov
                                               ---------------------------------
                                               Name: Ilan Ben Dov
                                               Title: Chairman of the Board

                                               SUNY ELECTRONICS LTD.

                                               By: /s/ Shachar Rachim
                                               ---------------------------------
                                               Name: Shachar Rachim
                                               Title: CFO

                                               BEN DOV HOLDINGS LTD.

                                               By: /s/ Ilan Ben Dov
                                               ---------------------------------
                                               Name: Ilan Ben Dov
                                               Title: Director

                                               ILAN BEN DOV

                                               /s/ Ilan Ben Dov
                                               ---------------------------------

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of each Reporting Person that is an entity. Each of the persons named below is a citizen of Israel. The addresses of Scailex Corporation Ltd. ("Scailex") and Suny Electronics Ltd. ("Suny") are set forth in Item 2. The name of each person who is a director of the applicable Reporting Person is marked with an asterisk.

Name and Business Address              Principal Occupation or Employment
-------------------------              ----------------------------------

Yahel Shachar                          CEO
c/o Scailex Corporation                Scailex
Segula Industrial Center
48 Ben Zion Galis St.
Petach Tikva, Israel

Shachar Rachim                         CFO
c/o Scailex Corporation                Scailex
Segula Industrial Center               Suny
48 Ben Zion Galis St.
Petach Tikva, Israel

Shachar Landau                         End Costumers Field Manager
c/o Scailex Corporation                Scailex
Segula Industrial Center
48 Ben Zion Galis St.
Petach Tikva, Israel

David Piamnete                         Cellular Operators Field Manager
c/o Scailex Corporation                Scailex
Segula Industrial Center
48 Ben Zion Galis St.
Petach Tikva, Israel

Moshe Cohen                            Internal Auditor
c/o Scailex Corporation                Scailex
Segula Industrial Center               Internal Auditor
48 Ben Zion Galis St.                  Suny
Petach Tikva, Israel                   (Although Moshe Cohen is internal auditor
                                       of both Scailex and Suny, he is not an
                                       employee of either company. Rather, he is a partner at the accounting firm of Chaikin, Cohen, Rubin & Co., Kiryat
                                       Atidim, Building #4, POB 58143, Tel Aviv,
                                       Israel.)

Ilan Ben Dov(3) *

Ram Dviri *                            Owner and CEO
16 Sharet, Tel Aviv (residence)        Dekorem Ltd.
                                       1 De-Hazz St., Tel Aviv 62666

Zeev Birenboim *                       V.P. of Marketing, Sales, and Business
59 Feinstein, Ramat Aviv C,            Development
Tel Aviv (residence)                   Kraus Industries Ltd. (water pipe system
                                       for infrastructure)
                                       6 HaPatish St., Tel Aviv

                                                                  --------------

(3)  Information regarding Ilan Ben Dov is provided in Item 2.

Yehiel Feingold *                      Consultant
6 Neurim, Kfar Saba (residence)        "Mei-Eden" (sales of spring water)
                                       Chemin Du Tresi 9, Preveranges CH-1028,
                                       Switzerland.

Eti Livni *                            Attorney, Director in various companies.
122 Vingate, Herzelia (residence)      Self employed.

Shalom Singer *                        Director and consultant in various
11 Shlomo Ben Yosef, Tel Aviv          companies.
(Residence)                            Self employed.
                                       7 Jabotinsky St. (Floor 49), Ramat Gan

Dror Barzilay *                        Director in various companies.
23 Carmeli St., Ramat Chen, Ramat      Self employed.
Gan (residence)                        23 Carmeli St., Ramat Chen, Ramat Gan

Yoav Biran *                           Retired
3/4 Oved St. Jerusalem, Israel
(residence)

Arie Ovadia *                          Partner and manager
11 Hashomer, Raanana (residence)       Shemrok Israel Support Fund Consultants
                                       Ltd. (support fund)
                                       23 Menachem Begin St., Tel Aviv, Israel